FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82- N/A

Exhibit 10.1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Registrant’s Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant’s Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant’s Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant’s Registration Statement on Form S-8 No. 333-08824; and (v) the Registrant’s Registration Statement on Form S-8 No. 333-12178.

CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

10.1	Notice of Special General Meeting of Shareholders and Proxy Statement, dated March 2, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2005	Orckit Communications Ltd. (Registrant) BY: /S/ Adam M. Klein —————————————— Adam M. Klein for Izhak Tamir, pursuant to authorization

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1	Notice of Special General Meeting of Shareholders and Proxy Statement, dated March 2, 2005.